Exhibit 12

IRON MOUNTAIN INCORPORATED

STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Three Months	Three Months
	Ended	Ended
	March 31, 2010	March 31, 2011
Earnings:
Income from Continuing Operations before Provision for Income Taxes	$78,433	$93,846
Add: Fixed Charges	72,815	69,582
	$151,248	$163,428

Fixed Charges:
Interest Expense, Net	$52,916	$48,987
Interest Portion of Rent Expense	19,899	20,595
	$72,815	$69,582
Ratio of Earnings to Fixed Charges	2.1	2.3	x